Exhibit 99.1

March 3, 2010

To the shareholders:

          Our business is located in Minnesota and one thing about living in Minnesota is that the winter weather causes potholes to occur on many of our roads. Depending on the size of the pothole, when you hit one with your car, it can be a slight bump or it can be a jarring hit that forces you to take your vehicle in to a repair shop. These potholes are analogous to the challenges businesses face every day. In our company, we try to drive carefully on the road to economic recovery for our country and the world. We continue to focus on meeting the needs of our customers, providing great products and outstanding service to everybody we work with. Our company has a great reputation and each of us is fully committed to its success, growth, and overcoming any difficulty we encounter on our path.

          The economic slowdown that began in 2008 continued into 2009. We had an operating income of $411,000 despite a 12% decrease in net revenues. In our Controls Division, the second half of the year was stronger than the first half. Our new line of TT420 temperature sensors are being used by more and more customers. Throughout the year, we installed a number of Electro-Sentry Hazard Monitoring systems. Some of these systems include wireless monitoring of tripper systems at grain facilities. This is a new application for us that utilizes sensors we developed for use at sugar processing facilities. New products include several new sensors in the TT420 family, updated software for the SCP and LRB speed switches, and a heavy-duty 907 speed sensor for very rugged environments. Our sales channel increased with the addition of manufacturer’s representative coverage in Texas and Louisiana, along with several new distributors across the country and in Canada.

          The AutoData Systems Division struggled with the downturn in capital spending at healthcare facilities and finished the year with a 29% decrease in sales. This decrease was spread across the software and hardware products. Our NetE-nable software is being used by more customers so they can conduct both paper and web-based surveys in only one design effort.

          One of the best ways we pursue continual improvement in our products and service is through the documenting of customer feedback that we do as part of our Quality Management System. Acting upon customer feedback and requests has led to several product improvements this year. In January, our quality system was audited again and I am very pleased to say that we passed the audit and continue to be certified to the ISO9001:2008 standard.

          A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. Electro-Sensors, Inc. has a great group of employees, representatives, and distributors that diligently work together to meet the needs of our customers. I want to thank each of them for their hard work and dedication. It is a team effort! Thank-you to each of you, our shareholders, for your support and confidence in this endeavor! We invite you to join us for our annual meeting on April 21, 2010 at the Sheraton West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

Bradley D. Slye

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